Exhibit 99.1

Maris-Tech Enters into Agreement with Leading Defense Company for up to $500,000 in Purchase Orders for Units of Maris-Tech’s Opal Platform

The Company has received first purchase order for $200,000 in units

REHOVOT, Israel, Sept. 21, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced it has entered into an agreement with a leading Israeli defense company for up to $500,000 in purchase orders for Maris-Tech’s Opal platform, which is based on its advanced Jupiter AI platform. Pursuant to this agreement, the customer has placed a purchase order for $200,000 in units and Maris-Tech expects additional orders to be placed in the fourth quarter of 2022.

This is the Company’s second order from the defense company, which prior to this agreement placed an order in the amount of $300,000.

“For the second time, we have received our customer’s vote of confidence, resulting in new orders. We continue to see great traction from leading international companies with our advanced products,” said Israel Bar, CEO of Maris-Tech. “Recently we launched Jupiter AI, our flagship product, which provides our customers with unique capabilities based on their individual needs. We believe in Jupiter AI’s potential to become an essential component for surveillance products and civilian application.”

The Jupiter-AI platform is a tight and efficient integration between Maris-Tech’s Jupiter-Nano and Hailo’s Hailo-8, an up to 26 TOPS (Tera-Operations-Per-Second) AI accelerator, which provides an ultimate hardware and software solution for remote platforms’ video streaming, recording, debriefing and AI at the edge, named “Maris Edge.” The Jupiter AI platform delivers real-time intelligence gathering and analytics based situational awareness capabilities from multiple sources and combines Maris-Tech’s capability in video processing and artificial intelligence.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the agreement with the leading Israeli defense company and the purchase orders placed or that we expect will be placed pursuant to the agreement and our belief that it represents the customer’s vote of confidence in us and our expectation that we will continue to see great traction from leading international companies with our advanced products and the Jupiter AI platform’s, including Maris Edge’s, potential to become an essential component for surveillance products and civilian application. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com